Notice to Shareholders

Interest on Shareholders’ Equity

During a meeting held on December 17, 2004, the Board of Directors of Embraer – Empresa Brasileira de Aeronáutica S.A. (the “Company”) approved the following:

a)	Distribution of Interest on Shareholders’ Equity for the Fourth Quarter of 2004 in the aggregate amount of R$ 164,115,450.76, in accordance with the conditions below:

1.	Holders of common shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.21427 per share, and holders of preferred shares will be entitled to interest on shareholders’ equity in the amount of R$ 0.23570 per share equal to R$ 0.94280 per American Depositary Share (ADS). This interest on shareholders’ equity complies with the right of the holders of preferred shares to receive dividends 10% above the holders of common shares, according to article 17, II, a, paragraph 1, of Law 6404/76, as amended by Law 10,303 dated October 31, 2001.

2.	The interest on shareholders’ equity is subject to the retention of 15% withholding tax or 25% if the beneficiary is a resident in a tax haven, except in the case of holders who are exempt from such tax.

3.	This interest on shareholders’ equity will be included in the computation of the compulsory dividends to be distributed by the company for the current fiscal year; the total amount shall include the dividends distributed by the Company for all the purposes of the Brazilian corporate legislation.

4.	Record date for the shares negotiated on the São Paulo Stock Exchange (Bovespa) is December 20, 2004, and record date for the ADS’s negotiated on the New York Stock Exchange (NYSE) is December 23, 2004.

5.	The Payment of the interest on shareholders’ equity in Brazil will be on January 14, 2004, and the holders of ADS’s will be paid on January 24, 2004, both without any compensation.

6.	The shares will be negotiated on the São Paulo Stock Exchange (Bovespa), and New York Stock Exchange (NYSE), ex-interest right, on and including December 21, 2004.

b)	The increase in Embraer’s capital due to the exercise of employees stock options from R$ 3,141,859,293.14 to R$ 3,144,427,589.20, consisting of a total of 718,341,868 shares without par value, of which 242,544,448 are common shares, including one of a special class, and 475,797,420 are preferred shares.

        As a consequence, the new wording of Art. 5 of Embraer’s bylaws is as follows:

Art.	5 – EMBRAER’s subscribed and paid-in share capital is three billion, one hundred and forty-four million, four hundred and twenty-seven thousand, five hundred and eighty-nine Reais and fourteen cents (R$ 3,144,427,589.14) divided into seven hundred and eighteen million, three hundred and forty-one thousand, eight hundred and sixty-eight (718,341,868) shares without par value, of which two hundred and forty-two million, five hundred and forty-four thousand, four hundred and forty-eight (242,544,448) are common shares, including one (1) share of a special class, and four hundred and seventy-five million, seven hundred and ninety-seven thousand, and four hundred twenty (475,797,420) preferred shares.

São Jose dos Campos, December 17th, 2004

Antonio Luiz Pizarro Manso
Executive Vice-President Corporate & CFO